

Mail Stop 3720

November 3, 2009

Mr. Thomas Bartlett
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

      Re: American Tower Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 26, 2009
              File No. 1-14195

Dear Mr. Bartlett:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director